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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20459

                            ------------------

                              SCHEDULE 14D-9

              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)


                               GETTHERE INC.
   -----------------------------------------------------------------------
                         (Name of Subject Company)


                               GETTHERE INC.
   -----------------------------------------------------------------------
                   (Name of Person(s) Filing Statement)


                 COMMON STOCK, PAR VALUE $0.0001 PER SHARE
   -----------------------------------------------------------------------
                      (Title of Class of Securities)


                                374266-10-4
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                   (CUSIP Number of Class of Securities)


                                GADI MAIER
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               GETTHERE INC.
                           4045 CAMPBELL AVENUE
                       MENLO PARK, CALIFORNIA 94025
                              (650) 752-1500
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               (Name, address and telephone number of person
               authorized to receive notice and communications
                on behalf of the person(s) filing statement)


                                 COPY TO:

                         RICHARD V. SMITH, ESQ.
                   ORRICK, HERRINGTON & SUTCLIFFE LLP
                   OLD FEDERAL RESERVE BANK BUILDING
                           400 SANSOME STREET
                    SAN FRANCISCO, CALIFORNIA 94111
                             (415) 392-1122

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      This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on September 11, 2000 by GetThere Inc., a Delaware corporation ("GetThere"). The Schedule 14D-9 relates to the tender offer by GetThere Acquisition Corp. ("Offeror"), a Delaware corporation and a wholly-owned subsidiary of Sabre Holdings Corporation, disclosed in a Tender Offer Statement on Schedule TO dated September 11, 2000, to purchase all of the shares held by GetThere's stockholders other than Offeror or its affiliates at a price equal to $17.75 per share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Offeror's Offer to Purchase dated September 11, 2000 and in the related Letter of Transmittal (which together with the Offer to Purchase, each as may be amended and supplemented from time to time, constitute the "Offer").

ITEM 8.  ADDITIONAL INFORMATION

      The response to Item 8 is hereby amended and supplemented by adding the following paragraph thereto:

      On September 12, 2000, the Federal Trade Commission granted early termination of the 15-day waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

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ANNEX A:  INFORMATION STATEMENT

      The Information Statement attached as Annex A to the Schedule 14D-9 is hereby amended as follows: on page A-11, in the table set forth in the section titled "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values", by deleting the numbers "332,636", "1,037,364", "9,480,126" and "27,426,924" in the third, fourth, fifth and sixth columns, respectively, after Daniel Whaley's name, and replacing each such number with "0".
















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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2000

                                       GETTHERE INC.



                                       By: /s/ Gadi Maier
                                           -----------------------------
                                           Gadi Maier
                                           Chairman, President and Chief
                                           Executive Officer













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